EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2010	2009	2010	2009
Pretax income from continuing operations before adjustment for income from unconsolidated subsidiaries	$2,742	$21,756	$11,490	$14,662
Add:
Fixed charges	6,148	7,950	12,217	16,229
Dividends received	—	474	—	474

Adjusted pretax income	$8,890	$30,180	$23,707	$31,365

Fixed charges:
Interest expense	$5,031	$6,653	$9,985	$13,720
Estimate of interest within rental expense	1,117	1,297	2,232	2,509

Total fixed charges	$6,148	$7,950	$12,217	$16,229

Ratio of earnings to fixed charges	1.4	3.8	1.9	1.9

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